Filed by: Southwestern Energy Company

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company

Commission File No.: 001-08246

On January 11, 2024, Bill J. Way, the President and Chief Executive Officer of Southwestern Energy Company (“Southwestern”), distributed the following communication to Southwestern employees:

Dear Chesapeake and Southwestern Teams,

We are delighted to share that moments ago we announced that we have reached an agreement to merge Chesapeake and Southwestern. This combination will create a superior natural gas company with the scale, asset quality, financial strength, and exceptional talent to drive significant value for shareholders while accelerating America’s energy reach, fueling a more affordable, reliable, and lower carbon future.

This combination marks an exciting opportunity to create a new company from the outstanding platforms of Chesapeake and Southwestern. This combination:

•	Establishes a premier natural gas portfolio with favorable market access and growth upside to deliver affordable energy for consumers.

•	Creates a platform to expand marketing and trading function to reach more markets, mitigate price volatility and increase revenue.

•	Expected to deliver significant synergies and accretion to all key per share financial metrics including returns to shareholders.

•	Achieves an Investment Grade quality capital structure that mitigates volatility and buffers through-cycle returns.

•	Continues sustainability leadership through 100% certified Responsibly Sourced Gas (RSG) volumes.

The combined company will be headquartered in Oklahoma City with a material presence in Houston inclusive of an enhanced Marketing and Trading organization. Nick Dell’Osso will serve as President and CEO, and we look forward to bringing the talent of both organizations together, using our collective strengths to create a business that is stronger than it ever could have been independently. The company will assume a new name upon closing, sending a clear signal that we are creating a new organization that will be successful in accelerating America’s energy reach.

This transaction would simply not have been possible without the commitment each of you demonstrate to one another. We look forward to sharing our excitement about today’s news and what it means for our future at a series of Town Halls in the coming days (invitations to follow). We are grateful to each of you for the dedication and hard work you have shown that has put us into such a great position for success.

Be safe,

Nick and Bill

Cautionary Statement About Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact or present financial information, included herein that address activities, outcomes and other matters that Southwestern Energy Company (the “Company”) or Chesapeake Energy Corporation (“Parent”) expects, believes or anticipates will or may occur in the future, including without limitation, statements regarding the proposed transaction between the Company and Parent (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividend payments and potential repurchases, are forward-looking statements. Although we and Parent believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. We and Parent have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as may be required by law.

Forward-looking statements include the items identified in the preceding paragraph, information concerning possible or assumed future results of operations and other statements in this report identified by words such as “anticipate,” “intend,” “plan,” “project,” “predict,” “estimate,” “continue,” “potential,” “should,” “could,” “may,” “will,” “shall,” “become,” “objective,” “guidance,” “outlook,” “effort,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “forecast,” “model,” “target,” or similar words. Statements may be forward-looking even in the absence of these particular words.

You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect our operations, markets, products, services and prices and cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on current beliefs of the management of Company and Parent, based on currently available information, as to the outcome and timing of future events. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the risk that the Company’s and Parent’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that stockholders of Parent may not approve the issuance of new shares of Parent common stock in the proposed transaction or that stockholders of Parent or stockholders of the Company may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that changes in Parent’s capital structure and governance could have adverse effects on the market value of its securities; the ability of the Company and Parent to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Company’s and Parent’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause the Company and/or Parent to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that Parent may be unable to reduce expenses or access financing or liquidity; the impact of COVID-19 or other diseases; the impact of adverse changes in interest rates and inflation; and the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters. All such factors are difficult to predict and are beyond our and Parent’s control, including those detailed in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on our website at www.swn.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Parent’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Parent’s website at www.chk.com and on the website of the SEC.

Should one or more of the risks or uncertainties described above or elsewhere in this report occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to update publicly any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Important Additional Information Regarding the Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction between the Company and Parent, Parent intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Parent’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of Parent and joint proxy statement of the Company and Parent (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders ARE URGED TO READ THE REGISTRATION STATEMENT, THE Joint PROXY STATEMENT/PROSPECTUS, as each may be amended or supplemented from time to time, AND OTHER relevant DOCUMENTS FILED by the Company and Parent WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT the Company and PARENT, THE PROPOSED transaction, the risks related thereto and related matters.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to stockholders of the Company and stockholders of Parent as of the record date. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by the Company and Parent with the SEC (when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by the Company, including the joint proxy statement/prospectus (when available), will be available free of charge from the Company’s website at www.swn.com under the “Investors” tab. Copies of documents filed with the SEC by Parent, including the joint proxy statement/prospectus (when available), will be available free of charge from Parent’s website at www.chk.com under the “Investors” tab.

Participants in the Solicitation

The Company and certain of its directors, executive officers and other members of management and employees, Parent, and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders and the solicitation of proxies from Parent’s stockholders, in each case with respect to the proposed transaction. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 23, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Parent’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 22, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 28, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of the Company, stockholders of Parent, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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